Exhibit 3.7

Charter of the Special Subcommittee

of the

Audit Committee of the Board of Directors

of

SPAR Group, Inc.

Dated as of April 7, 2017

This Charter (the "Charter") of the Special Subcommittee (the "Subcommittee") as a subcommittee of the Audit Committee (the "Audit Committee") has been adopted by the Board of Directors (the "Board") of SPAR Group, Inc. (the "Corporation") on April 7, 2017.

A.	Purpose, Power and Authority. The purpose, power and authority of the Subcommittee are to:

1.	Review the Corporation's related party transactions and certain worker classification-related litigation matters (the "Review");

2.	oversee the Corporation's response to the Review;

3.	facilitate communication between Corporation management and the Board regarding the Review;

4.	review and evaluate such other matters relating to the Review as the Subcommittee shall determine necessary or advisable; and

5.

have and exercise all of the powers and authority of the Board with regard to the Review without further action by the Board, without, however, in any limiting any power or authority of the Audit Committee; provided that the Subcommittee may not exercise any power or authority of the Board to the extent applicable law, the Corporation's Certificate of Incorporation, as may be amended or restated, or the Corporation's Amended and Restated By-Laws, as may be amended or restated (the "By-Laws"), prohibit the exercise of such power or authority.

B.	Members. The Subcommittee shall be comprised solely of independent directors as determined by the Board's Governance Committee. The Subcommittee shall initially consist of Arthur B. Drogue, Lorrence T. Kellar, R. Eric McCarthey, and Jack W. Partridge. The members of the Subcommittee may be removed and new members designated by the Audit Committee. Mr. Arthur B. Drogue shall serve as the initial chairman of the Subcommittee (the "Chair").

C.	Governance.

1.

Unless otherwise provided in the Charter, the Subcommittee and its meetings and activities shall be governed by and conducted in accordance with the provisions applicable to the Audit Committee in its charter and to committees generally as set forth in the Corporation's By-Laws.

2.	The Subcommittee may request any Corporation officer or employee to attend a Subcommittee meeting, or to provide relevant information. Corporation officers shall cooperate with the Subcommittee, including, without limitation, providing the Subcommittee with all material information relating to matters under consideration by the Subcommittee, to the extent available, and taking all actions reasonably requested by the Subcommi

3.	The Subcommittee shall prepare written minutes for each of its meetings, and shall take reasonable steps to ensure that a copy of such minutes is included in the Corporation's minute book.

D.	Consultants. The Subcommittee may engage such search firms, attorneys, accountants, consultants, experts and other professionals as the Subcommittee deems appropriate in discharging its responsibilities, at the expense of the Corporation.

E.

Compensation. Subcommittee members shall be entitled to whatever compensation, if any, that the Board as a whole (or the Compensation Committee to the extent such matters are delegated to it) shall determine from time to time. In the absence of any express action by the Board, Subcommittee members shall serve without any additional compensation.

F.

Termination. The Subcommittee shall continue in existence until such time as the Subcommittee has advised the Board that it has completed its work under this Charter and recommended the Subcommittee's dissolution to the Board and the Board has approved such dissolution.

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